UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )*

GIGABEAM CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

37517W107
(CUSIP Number)

October 13, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No. 37517W107

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOUGLAS G. LOCKIE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of	5.	SOLE VOTING POWER 1,081,995
Shares Beneficially owned by Each Reporting	6.	SHARED VOTING POWER N/A
Person With	7.	SOLE DISPOSITIVE POWER 1,081,995
	8.	SHARED DISPOSITIVE POWER N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,081,995
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

Item 1(a). Name of Issuer:

GigaBeam Corporation (the “Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

470 Springpark Place, Suite 900
Herndon, VA 20170

Item 2(a). Name of Person Filing:

This Schedule 13G is filed on behalf of Douglas G. Lockie (the "Reporting Person").

Item 2(b). Address of Principal Business Office or, If None, Residence:

The business address of the Reporting Person is 470 Springpark Place, Suite 900, Herndon, VA 20170.

Item 2(c). Citizenship:

Mr. Lockie is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2(e). CUSIP Number:

37517W107

Item 3. Type of Reporting Person:

Not Applicable

Item 4. Ownership:

(a) Amount Beneficially Owned:

As of October 13, 2004 and as of the date of this Report, the Reporting Person owned 1,081,995 shares of Common Stock of the Issuer.

Page 3 of 5 Pages

(b) Percentage of Class:

22.6% based upon 4,779,340 shares of the Issuer’s Common Stock outstanding as of the date of this Report.

(c) Number of Shares as to Which Such Person Has:

(i) sole power to vote or direct the vote:

1,081,995

(ii) shared power to vote or direct the vote:

N/A

(iii) sole power to dispose or direct the disposition of:

1,081,995

(iv) shared power to dispose or direct the disposition of:

N/A

Items 5-10  Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2005

/s/ Douglas G. Lockie
DOUGLAS G. LOCKIE

Page 5 of 5 Pages